Mail Stop 6010

									March 28, 2006


Mihael H. Polymeropoulos, M.D.
Vanda Pharmaceuticals Inc.
9620 Medical Center Drive - Suite 201
Rockville, MD  20850


Re:  	Vanda Pharmaceuticals Inc.
Amendment No. 1 to Form S-1 Registration Statement
	File No. 333-130759


Dear Dr. Polymeropoulos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please include an accountant`s report with no restrictive legend and a currently dated and signed consent in the amendment for which effectiveness will be requested.


*	*	*	*	*





As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Frank Wyman at (202) 551-3660, or Donald Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary
Fraser
at (202) 551-3609, or me at (202) 551-3710 with any other
questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Steven Baglio, Esq.
	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP
	610 Lincoln Street
	Waltham, Massachusetts 94025
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Mihael H. Polymeropoulos, M.D.
Vanda Pharmaceuticals Inc.
March 28, 2006
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